ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

April 21, 2020	Christopher Labosky
T +1 617 235 4732
F +1 617 235 9475
christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:                             Post-Effective Amendment Number 48 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) on Form N-1A filed on February 12, 2020

Dear Ms. White:

I am writing on behalf of Baillie Gifford Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on Post-Effective Amendment No. 48 (the “485(a) Amendment”) to the Registration Statement of the Trust on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on February 12, 2020 to register for public offer and sale the Institutional Class and Class K shares of Baillie Gifford Japan Growth Fund and in connection with the annual update of the Registration Statement for all but two of the other series of the Trust (each such series included in the 485(a) Amendment, a “Fund” and, collectively, the “Funds”).  The two series of the Trust excluded from the 485(a) Amendment and the definition of “Funds” in this letter are Baillie Gifford Multi Asset Fund (which has a different fiscal year end) and Baillie Gifford International All Cap Fund (shares of which are not registered for sale under the 1933 Act).

On March 6, 2020, the Staff provided comments regarding the 485(a) Amendment by telephone to representatives of Ropes & Gray LLP, counsel to the Trust, and Baillie Gifford Overseas Limited, the investment adviser to the Trust (the “Manager”). For convenience of reference, each comment is summarized before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 49 (the “Rule 485(b) Amendment”) to the Trust’s Registration Statement, which is expected to be filed effective April 29, 2020, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

April 21, 2020

Prospectuses

1.                                      Comment: As previously requested by the Staff, please represent that the Funds will value derivatives according to “mark-to-market” value for purposes of determining whether a Fund complies with its 80% investment policy in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (its “Name Policy”).

Response: The Trust respectfully declines to make the requested change. Consistent with the purposes of Rule 35d-1, when determining compliance with a Fund’s Name Policy, a Fund evaluates its derivative positions in a manner consistent with their economic characteristics.1  Accordingly, if a Fund believes that a derivative contract’s face or notional value is the most appropriate measure of that contract’s economic characteristics and potential impact on a Fund’s performance, then the Fund retains the discretion to use that contract’s notional value for purposes of determining compliance with the Fund’s Name Policy.

2.                                      Comment: For each Fund that has changed its name, please consider including the Fund’s former name in parentheses on the front cover page of the prospectus and in the Fund Summary section for each Fund.

Response: The Trust will revise the prospectus to include the name of each Fund prior to November 25, 2019 on the front cover page of the prospectus and in the Fund Summary section for each Fund.

3.                                      Comment: Please update the series and class identifiers on EDGAR with the Baillie Gifford Japan Growth Fund’s ticker symbol when it becomes available.

Response: The Trust will update its series and class identifiers with the Baillie Gifford Japan Growth Fund’s ticker symbol prior to filing the Rule 485(b) Amendment.

4.                                      Comment: Please provide the Staff with the completed fee tables and expense examples for the Funds prior to effectiveness of the Fund’s Registration Statement.

Response: The requested information was provided to the Staff via electronic mail on April 21, 2020. The Trust undertakes to supplement its response if there are any material changes to the fee tables or expense examples prior to filing the Rule 485(b) Amendment.

1  Investment Company Act Release No. 24828 n.13 (January 17, 2001) (the SEC stated that, “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

April 21, 2020

5.                                      Comment: Please consider adding disclosure in the Principal Investment Risks section addressing the risks associated with pandemics and infectious diseases, such as coronaviruses.

Response: The Funds will add the following disclosure to the prospectus under Principal Investment Risks—Market Disruption and Geopolitical Risk (new language denoted by underline and deletions by ~~strikethrough~~):

Geopolitical, environmental and other events may disrupt securities markets and adversely affect global economies and markets. These disruptions could prevent the Funds from implementing their investment strategies and achieving their investment objectives, and increase the Funds’ exposure to the other risks detailed in this Prospectus. Given the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely affect markets, issuers, and/or foreign exchange rates in other countries, including the U.S. War, terrorism, ~~and related~~public health crises, and geopolitical events, such as sanctions, tariffs, trade disputes, the imposition of exchange controls or other cross-border trade barriers, have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Terrorism in the U.S. and around the world has had a similar global impact and has increased geopolitical risk.

Natural and environmental disasters, such as earthquakes and tsunamis, can be highly disruptive to economies and markets, adversely ~~affecting~~impacting individual companies and industries, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the Funds’ investments. Similarly dramatic disruptions can be caused by communicable diseases, epidemics, pandemics, plagues and other public health crises.

Communicable diseases, including those that result in pandemics or epidemics, may pose significant threats to human health, and such diseases, along with any efforts to contain their spread, may be highly disruptive to both global and local economies and markets, with significant negative impact on individual issuers, sectors, industries, and asset classes. Significant public health crises, including those triggered by the transmission of a communicable disease and efforts to contain it may result in, among other things, border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, lower consumer demand for goods and services, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service

April 21, 2020

preparation and delivery, and prolonged quarantines, as well as general concern and uncertainty. All of these disruptive effects were present, for example, in the global pandemic linked to the outbreak of respiratory disease caused by a novel coronavirus designated as COVID-19 that was first reported in China in December 2019. The effects of any disease outbreak may be greater in countries with less developed disease prevention and control programs and may also exacerbate other pre-existing political, social, economic, market and financial risks. A pandemic and its effects may be short term or may last for an extended period of time, and in either case can result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn or recession. The foregoing could impair a Fund’s ability to maintain operational standards (such as with respect to satisfying redemption requests), disrupt the operations of a Fund's service providers, adversely affect the value and liquidity of a Fund's investments, and negatively impact a Fund's performance, and overall prevent a Fund from implementing its investment strategies and achieving its investment objective.

Certain locations and industries may be particularly susceptible to this risk, and other risks may be heightened by such events.  See, for example, China Risk, Emerging Markets Risk, Frontier Markets Risk, Information Technology Risk, Japan Risk, Liquidity Risk, Service Provider Risk, and Valuation Risk.

Additionally, each Fund will add the following disclosure to their Fund Summary—Principal Risks—Market Disruption and Geopolitical Risk section (new language denoted by underline):

The value of the Fund’s investments could be adversely affected by events that disrupt securities markets and adversely affect global markets such as war, terrorism, public health crises, and geopolitical events and by changes in non-U.S. and U.S. economic and political conditions. As a result of these events, the Fund could lose money, experience significant redemptions, encounter operational difficulties, and suffer other negative impacts.

6.                                      Comment: The Fund Summary—Principal Risks and Principal Investment Risk sections for all the Funds except Baillie Gifford U.S. Equity Growth Fund discuss risks related to investing in restricted securities.  Please add corresponding disclosure regarding investments in restricted securities in the Principal Investment Strategies section of the appropriate Funds.

April 21, 2020

Response: Each Fund intends to remove Restricted Securities Risk from both its summary and long-form principal risk disclosure.

7.                                      Comment: Please add disclosure explaining how Baillie Gifford Global Alpha Equities Fund complies with Rule 35d-1 under the 1940 Act with respect to the term “global” in its name.  The Staff notes that per the Fund’s semi-annual report dated June 30, 2019, 46.4% of the Fund’s invested assets were attributed to the “United States” geography on its schedule of investments.

Response: In response to the comment, the Trust notes that Rule 35d-1 does not regulate several terms, including “international” and “global.” In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold on non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and stated explicitly that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. The Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.  See Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).  While the Trust is aware of more recent informal guidance by the Staff about preferred tests in connection with the terms “global” and “international” in fund names, we are not familiar with any formal Commission direction on the subject.

Nevertheless, the Fund intends to revise its Principal Investment Strategies disclosure to add the following additional restriction as to the term “global” (new language denoted by underline):

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. The Fund invests predominantly in a diversified portfolio of securities issued by companies located in countries represented in the MSCI ACWI Index, cash and cash equivalents. The Fund invests in companies whose principal activities are in the U.S., Canada, Latin America, Europe, Australasia, Africa, the Middle East and/or the Far East. The Fund ordinarily invests in securities of issuers located in at least three different countries. In addition, under normal circumstances, the Fund will invest at least 40% of its total assets in securities of companies located outside the U.S.

April 21, 2020

when market conditions are favorable, but, when market conditions are not favorable, the Fund will invest at least 30% of its total assets in companies located outside the U.S. The Fund may invest in equity securities either directly or indirectly, such as through depositary receipts and may invest in preferred stocks, convertible securities and warrants. The Fund typically invests in issuers with a market capitalization of more than $2 billion at the time of purchase and may participate in initial public offerings (“IPOs”).

The Trust respectfully notes the disclosure in the Selected Investment Techniques and Topics section of the prospectus, which states that the Trust determines whether an issuer is “located in” a particular country for purposes of compliance with its investment policies by considering “a number of factors, including but not limited to: the markets in which the issuer’s securities are principally traded; where the issuer’s headquarters, principal offices or operations are located; where the issuer is organized; the percentage of the issuer’s revenues or profits derived from goods produced or sold, investments made, or services performed in the relevant country; the Manager’s own internal analysis; and information provided by third party data analytics service providers.”  The prospectus notes that “[n]o single factor will necessarily be determinative nor must all be present for the Manager to determine where an issuer is located.”  In contrast, the country classifications included in the shareholder reports are determined using different methodologies which may or may not align with the classifications used for purposes of compliance a Fund’s investment policies.

8.                                      Comment: Please add disclosure to the Principal Investment Strategies of Baillie Gifford International Alpha Fund to explain the concept of “Alpha” in that Fund’s name and how it contributes to the Fund’s strategy.

Response: The inclusion of the word “Alpha” in the name of Baillie Gifford International Alpha Fund is not meant to suggest a specific investment style or that the Fund targets a specific return over and above its benchmark index. Nor does it seek to claim any higher degree of active management than is the case for all other Funds.  The inclusion of “Alpha” in the name of the Fund reflects the preferences of the team of investment professionals and marketing professionals affiliated with the Fund and aligns the Fund’s name with the name used by the Manager to refer to this strategy when offered through separate accounts and other investment vehicles and products. In response to this comment, the Fund will add the following disclosure to Baillie Gifford International Alpha Fund's Principal Investment Strategies section (new language denoted by underline):

The inclusion of “alpha” in the Fund’s name does not reflect any greater or lesser correlation with or reference to any benchmark index's constituents or returns than for other series of the Trust without “alpha” in their names.

In response to this comment, the Fund also intends to revise its Selected Investment Techniques and Topics disclosure as follows (new language denoted by underline):

“Alpha” Funds

The inclusion of the word “Alpha” in the name of certain Funds is not meant to suggest a specific investment style or that a Fund targets a specific return over and above its benchmark index. Nor should the word “Alpha” be interpreted as claiming any higher degree of active management than any other Fund.

April 21, 2020

9.                                      Comment: Please confirm that Toby Ross has been a portfolio manager of Baillie Gifford International Alpha Fund since 2018.  If not, please revise the disclosure in the prospectus accordingly.

Response: The Trust confirms that Toby Ross has been a portfolio manager of Baillie Gifford International Alpha Fund (formerly The International Equity Fund) since 2018. At the time he was appointed portfolio manager, Mr. Ross was not identified as one of the top five portfolio managers in the Trust’s Registration Statement.  Mr. Ross was first identified as a portfolio manager of the Fund in Post-Effective Amendment No. 40 to the Registration Statement filed on April 29, 2019 following the retirement of other portfolio managers of the Fund.

10.                               Comment: Please consider disclosing in Baillie Gifford International Smaller Companies Fund’s Principal Investment Strategies section that the Fund may focus its investments in Japan.

Response: The Fund acknowledges that it currently has a significant portion of its portfolio invested in securities of Japanese issuers. However, the Fund invests opportunistically across a number of different countries and, in the future, the Fund may focus its investments in a different country or group of countries.  In response to this comment, the Fund intends to revise its Principal Investment Strategies disclosure as follows (new language denoted by underline):

In addition, under normal circumstances, the Fund will invest primarily in companies located outside the U.S. The Fund ordinarily invests in securities of issuers located in at least three countries outside the U.S., although the Fund may focus its investments in a small number of countries or regions. The Fund may invest in equity securities either directly or indirectly, such as through depositary receipts, and may invest in preferred stocks, convertible securities and warrants. The Fund may participate in initial public offerings (“IPOs”). In some emerging markets, the Fund may invest in companies that qualify as smaller companies but still are among the largest in that market.

11.                               Comment: Baillie Gifford International Smaller Company Fund’s Fund Summary—Performance section states, in part, “The table compares the Fund’s returns to two broad-based securities market indices that the Fund believes provide appropriate market benchmarks for the Fund’s performance.” Please disclose the second broad-based securities market index or revise the disclosure to clarify that the Fund’s returns are compared to only one broad-based securities index.

Response: The Trust will revise the disclosure to clarify that the Fund’s returns are compared to only one broad-based securities index.

12.                               Comment: If Baillie Gifford Japan Growth Fund’s fee waiver/expense reimbursement agreement is subject to any contractual recoupment right, please disclose the terms of any such recoupment right in a footnote to the fee table.

April 21, 2020

Response: The Trust confirms that Baillie Gifford Japan Growth Fund’s fee waiver/expense reimbursement is not subject to any contractual recoupment right.

13.                               Comment: Please consider adding a heading in the prospectus after the Fund Summaries section and prior to the Principal Investment Strategies section to denote the beginning of the discussion about principal investment strategies and principal investment risks required by Item 9 of Form N-1A.

Response: The Trust will revise the prospectus to include the new section heading “Additional Information about Principal Strategies and Risk” in the identified location. The Trust will revise the prior prospectus heading “Additional Information about the Investment Strategies” to read “Selected Investment Techniques and Topics.”

Statement of Additional Information

14.                               Comment: Please disclose in the Other Services section whether the plans adopted pursuant to Rule 12b-1 under the 1940 Act are “compensation” or “reimbursement” 12b-1 plans.

Response: The Trust will revise the section in question to state that the Shareholder Service Plan contemplates compensation of BGOL for services it provides to the Funds and that the Administration, Supervisory and Sub-Accounting Services Plan contemplates compensation of BGOL for Administration and Supervisory Services provided to the Funds and reimbursement to BGOL or its affiliates for payments they make to third-parties for sub-accounting services provided to the Funds. The Trust notes supplementally that, as disclosed in the Statement of Additional Information, to date no distribution payments under Rule 12b-1 have been authorized by the Board, and no distribution fees under Rule 12b-1 are currently payable under the Funds’ 12b-1 plans.

Part C

15.                               Comment: Please confirm whether the Amendment to the Foreign Custodian Manager Agreement dated June 15, 2015 will be included as an exhibit to the Rule 485(b) Amendment.

Response: The Trust has determined that the exhibit identified as the “Amendment to the Foreign Custodian Manager Agreement dated June 15, 2015” is not a material contract of the Trust and, therefore, has revised the Part C to remove the reference to the amendment. The Trust has also removed from the Part C references to a number of other amendments to the Foreign Custodian Manager Agreement that have been superseded by subsequent amendments.

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April 21, 2020

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:	Gareth Griffiths, Baillie Gifford Overseas, Limited
George B. Raine, Ropes & Gray LLP
Maureen A. Miller, Vedder Price P.C.